UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 12, 2005

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

Changes to the Annual Cash Incentive Master Plan

Portland General Electric Company (PGE, or the Company) previously filed a summary description of the provisions of an annual cash incentive master plan for 2004 (Plan), which has not been reduced to a formal document, as Exhibit 10.15 to the Company's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2003. Attached as Exhibit 10.1 to this current report on Form 8-K is an updated summary description of the Plan reflecting, among other things, changes that became effective on February 16, 2005 to eliminate the consent of the Compensation Committee of the Board of Directors of Enron Corp. in the approval of Plan operation and funding level adjustments.

Annual Cash Incentive Master Plan - 2004 Awards

On February 12, 2005, the Board of Directors of PGE (Board) approved the funding for the payment of cash bonus awards for fiscal year 2004 (2004 Awards) under the Plan, including awards for the Chief Executive Officer (CEO) and the four other most highly-compensated officers of PGE (Executive Officers). The 2004 Awards were granted for achievement of 2004 strategic and individual performance goals approved by the Compensation Committee of the Board of Directors of PGE (PGE Compensation Committee). These performance goals are set forth in Attachment A to the updated summary description of the Plan filed as an exhibit hereto.

The strategic and individual performance goals for 2004 were a combination of (i) a financial goal consisting of achievement of a specified level of Net Income (as described in the Plan) and (ii) individual performance goals consisting of achievement of one or more goals related to customer value, trust, supply position, economic growth, employer / employee relationship and operational excellence. The PGE Compensation Committee set Threshold, Target and Maximum levels of Net Income, which determined the funding level of the 2004 Awards ranging from 50% for Threshold to 167% for Maximum.

The PGE Compensation Committee determined the target award opportunity of the CEO. The CEO determined the target award opportunity of the other Executive Officers, subject to approval by the Compensation Committee. The amount of the target award opportunity is expressed as a percentage of base salary paid and ranges from 60% to 100% for the Executive Officers. The attainment of strategic and individual performance goals by Executive Officers resulted in a performance rating, which is aligned with an incentive performance rating percentage ranging from 0% to 120%. The 2004 Awards were calculated by multiplying base salary paid for the year by the product of the target award opportunity, incentive performance rating percentage and a percentage based upon Net Income. Accordingly, the Company's Executive Officers will receive 2004 Awards equal to the following: Peggy Y. Fowler, Chief Executive Officer and President, $376,744; James J. Piro, Executive Vice President, Finance, Chief Financial Officer and Treasurer, $138,857; Douglas R. Nichols, Vice President, General Counsel and Secretary, $124,730; Stephen M. Quennoz, Vice President, Nuclear & Power Supply/Generation, $115,815; and Stephen R. Hawke, Vice President, Customer Service & Delivery, $115,042.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

Exhibit   Description

10.1   Updated summary description of the Portland General Electric Company Annual Cash
                 Incentive Master Plan for 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

February 17, 2005   By: /s/ James J. Piro
                                                       James J. Piro
                                            Executive Vice President, Finance
                                               Chief Financial Officer and
                                                        Treasurer

February 17, 2005   By: /s/ Kirk M. Stevens
                                                      Kirk M. Stevens
                                                         Controller
                                                 and Assistant Treasurer

EXHIBIT 10.1

**UPDATED SUMMARY DESCRIPTION OF THE
PORTLAND GENERAL ELECTRIC COMPANY
ANNUAL CASH INCENTIVE MASTER PLAN FOR 2004**

Plan Administration

The Annual Cash Incentive Master Plan for 2004 (Plan) is administered by the President and Chief Executive Officer (CEO) of Portland General Electric Company (PGE, or the Company). The CEO may alter policies and rules for the proper and effective administration of the Plan. Changes in Plan operations and funding levels require the approval of the Board of Directors of PGE (Board). Such changes may alter any participant's right to an unpaid award.

Eligibility

- The CEO is automatically eligible to participate.

- The CEO approves participants annually. Participants must be current employees of the Company. Participants should have a direct, significant, and measurable impact on the attainment of the Company's growth and profitability objectives. Participants may be added during the year at the discretion of the CEO. The CEO is not bound by selections made for prior years.

- Participants are not eligible to participate in any other annual incentive plan of the Company without the specific approval of the CEO.

Allocation and Determination of Awards

Each year, the Compensation Committee of the Board of Directors of PGE (PGE Compensation Committee) determines the CEO's target award opportunity. The CEO determines each remaining participant's target award opportunity, subject to approval by the Compensation Committee. Awards will be based upon pre-established annual strategic and individual performance goals established by the PGE Compensation Committee. See Attachment A for additional information regarding 2004 performance criteria for the CEO and the four other most highly-compensated officers of PGE (Executive Officers). Incentive cash awards are calculated by multiplying base salary paid for the year by the product of the target award opportunity, incentive performance rating percentage and a percentage based upon Net Income, as those terms are described in Attachment A.

However, if the PGE Compensation Committee determines that the established financial measures are no longer suitable to Company objectives due to a change in the Company's business, operations, corporate structure, capital structure, or other conditions deemed by the PGE Compensation Committee to be material, the PGE Compensation Committee will have discretion during the year to modify the performance objectives.

Such modifications, as well as final corporate funding levels, may alter or affect any participant's right to an unpaid award.

Payment of Awards Earned

- Awards will be paid as soon as administratively possible following the close of the year. Cash payments may be deferred pursuant to the Company's deferred compensation plans, if eligible.

- The amount of award payment is dependent upon funding levels approved by the Board.

Termination of Employment

In the event of a participant's retirement, death, disability, or termination prior to award payment, the participant will forfeit all rights to any award.

Amendment, Suspension, or Termination of the Plan

- The Board may amend, suspend, or terminate the Plan at any time.

- The Board may amend, suspend, or terminate any or all unpaid awards under the Plan upon a finding of current or threatened financial hardship for the Company, which shall be final and binding upon all participants.

- If the sale of PGE is approved and completed, the dates, actions and incentive plans may change. Human Resources will notify participants of any changes.

ATTACHMENT A
2004 EXECUTIVE OFFICER PERFORMANCE CRITERIA

Net Income Target

Net Income for purposes of the performance criteria is based upon available earnings information presented to the PGE Compensation Committee on January 27, 2005, normalized for non-routine items. Threshold, Target and Maximum Net Income levels for determining the funding level of the 2004 awards is as follows:

Net Income Achieved:	Funding Level
Below threshold	0%
Threshold	50%
Target	100%
Maximum	167%

Percentages are interpolated for actual levels of Net Income achieved between levels above Threshold. If Threshold Net Income is not achieved, awards paid, if any, are at the discretion of the Board. The Net Income target is applicable to all the Executive Officers.

Strategic and Individual Performance Goals

The strategic and individual performance goals for the Executive Officers are a combination of one or more of the following: (i) customer value, (ii) trust, (iii) supply position, (iv) economic growth, (v) employer / employee relationship and (vi) operational excellence. The attainment of these goals results in a performance rating, which is aligned with an incentive performance rating percentage ranging from 0% to 120%. Performance ratings of 1 (significant performance issues) aligns with 0%, 2 (meets some expectations) aligns with 50%, 3 (meets all or most expectations) aligns with 100%, 4 (exceeds some expectations) aligns with 110% and 5 (exceeds all expectations) aligns with 120%. Below is a description of each goal and the applicable performance measurement:

(i) Customer value - Increase the level of customer satisfaction and experience of value principally measured through customer surveys.

(ii) Trust - Earn the trust of co-workers, customers and the communities served. Measurements include customer and employee surveys, employee ethics and compliance training participation and employee volunteerism.

(iii) Supply position - Design and maintain an energy resource portfolio with cost effective resources that provides reliable electricity supply at reasonable and stable prices. Measurements include capacity and energy position, change in supply costs and fuel source diversity.

(iv)   Economic growth - Exert a positive influence on the long-term economic strength of PGE's service territory. Measurements include involvement in job creation, retention and expansion of customers, and key customer surveys.

(v)   Employer / employee relationship - Improve employee unity, work-life satisfaction, performance and accountability. Measurements include employee surveys and compensation benchmarking results.

(vi)   Operational excellence - Maintain high performance levels in safety, reliability, plant availability, customer service and regulatory and environmental compliance. Measurements include customer at-fault complaints, service reliability (outage duration and frequency), generation plant availability and efficiency, time and cost to connect new customers, safety incidents and regulatory compliance violations.

2004 Executive Officer Target Award Opportunity

The PGE Compensation Committee determined the CEO's target award opportunity. The CEO determined the target award opportunity of the other Executive Officers, subject to approval by the Compensation Committee. The amount of target award opportunity for 2004 is expressed as a percentage of base salary paid and ranges from 60% to 100% for the Company's Executive Officers as indicated below:

Executive Officer:	Target Award Opportunity
Peggy Y. Fowler Chief Executive Officer and President	100%
James J. Piro Executive Vice President, Finance, Chief Financial Officer and Treasurer	60%
Douglas R. Nichols Vice President, General Counsel and Secretary	60%
Stephen M. Quennoz Vice President, Nuclear & Power Supply/Generation	60%
Stephen R. Hawke Vice President, Customer Service & Delivery	60%